Exhibit 99B.D.ii


                              ADVISORS SERIES TRUST

                                AMENDMENT TO THE
                     OPERATING EXPENSE LIMITATION AGREEMENT

                                   UNITY FUND

     This Amendment to the currently effective Operating Expense Limitation Agreement (the "Cap Agreement") by and between Advisors Series Trust, a Delaware business trust (the "Trust"), on behalf of Unity Fund, a series of the Trust (the "Fund"), and the Advisor of such Fund, Liberty Bank & Trust Company (the "Advisor"), is effective as of December 31, 2000.

     WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Management Agreement the Trust and the Advisor (the "Investment Management Agreement");

     WHEREAS, the Fund and each of its classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Management Agreement, including expenses relating to the Fund's organization; and

     WHEREAS, the Advisor has agreed to limit the Fund's ordinary operating expenses as defined and set forth in the Cap Agreement, pursuant to the terms and provisions of the Cap Amendment; and

     WHEREAS, the Advisor desires to further limit the Fund's expenses in respect of expenses not covered by the Cap Agreement in the event the Fund is liquidated or falls below a certain asset level, and the Trust, on behalf of the Fund, desires to allow the Advisor to provide such limitation;

     NOW THEREFORE, in consideration of the covenants and the mutual promises set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

     1. In the event that the Fund's net asset value ("NAV"), calculated in accordance with the Fund's then current Prospectus, drops below $100,000 or a decision is reached by the Board of Trustees of the Trust to terminate and liquidate the Fund, based on the best interest of the Fund and its shareholders, the Advisor shall reimburse the Fund for the cost of all intangible assets currently on the books of the Fund, including, without limitation, all unamortized organization costs.

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     2.   In addition,  in the event the Fund is terminated and liquidated,  the
          Advisor shall pay, on behalf of the Fund, all reasonable costs associated with such termination and liquidation.

     3. This Amendment shall become effective on the date specified herein and shall remain in effect indefinitely, unless this Amendment and the Agreement are terminated in accordance with the Agreement.

     4. Except to the extent amended by this Amendment, the Agreement between the Trust and the Advisor shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested by their duly authorized officers, all on the day and year first above written.


ADVISORS SERIES TRUST                   LIBERTY TRUST & BANK COMPANY


/s/ Thomas Marschel                     /s/ Gregory M. St. Etienne
---------------------------------       ----------------------------------------
Name:  Thomas Marschel                  Name:  Gregory M. St. Etienne
Title: Vice President                   Title: Executive Vice President and
                                               Chief Operating Officer

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